Domenic J. Dell'Osso, Jr. Executive Vice President and Chief Financial Officer
6100 North Western Avenue Oklahoma City, Oklahoma 73118

May 5, 2017

Via EDGAR

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:	Chesapeake Energy Corporation Form 10-K for Fiscal Year Ended December 31, 2016 Filed March 3, 2017 File No. 1-13726
Ladies and Gentlemen:

This letter sets forth the response of Chesapeake Energy Corporation (the “Company” or “Chesapeake”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by letter dated April 24, 2017. We have repeated below the Staff’s comments and followed the comment with the Company’s response.

Form 8-K filed February 23, 2017

Exhibit 99.1 - Fourth Quarter and Full Year Earnings Press Release

1.
Comment number 3 from our letter dated May 19, 2016 addressed the calculation of non-GAAP adjusted net income (loss) per share for periods that reflected GAAP net loss and non-GAAP adjusted net loss and indicated that the number of shares used for the non-GAAP calculation should be determined in a manner consistent with GAAP. Although the circumstances in the quarterly period ended December 31, 2016 period have changed as you reported adjusted net income per share, the number of shares used in this calculation should also be determined in a manner consistent with GAAP. Therefore, it appears the adjusted net income per share calculation should be revised to include antidilutive shares excluded from the calculation of GAAP

Securities and Exchange Commission

net loss per share for the three months ended December 31, 2016. The individual reconciling adjustments on a per-share basis should clearly indicate whether they are determined based on the shares utilized for GAAP purposes or the shares utilized for non-GAAP purposes.

Response:

Our Reconciliation of Adjusted Net Income Available to Common Stockholders in the fourth quarter of 2016 was based upon a net loss for GAAP purposes, as further adjusted to reflect adjusted net income for non-GAAP purposes. We determined that 211 million shares would be antidilutive for calculating diluted earnings per share for GAAP and non-GAAP purposes. We excluded such shares from the calculation of diluted earnings per share for GAAP purposes because of our net loss for the three months ended December 31, 2016. We excluded such shares from the calculation of diluted earnings per share for non-GAAP purposes because we determined that each category of potentially dilutive common stock equivalents had an anti-dilutive impact on our calculation of adjusted diluted earnings per share. As quantified in the table below, the impact of dividends on preferred stock, after-tax interest on our convertible debt, and similar additions with respect to participating securities, when considered together with the associated additional common stock equivalents, resulted in a diluted earnings per share amount higher than that reported. Accordingly, we excluded these impacts and the related common stock equivalents for purposes of calculating adjusted diluted earnings per share. We undertake in our future press releases to provide additional clarity with respect to this circumstance.

	Additions to Adjusted Net Income (in millions)	Shares (in millions)	$/Share	Adjusted EPS for Dilutive Securities

Total adjusted net income attributable to Chesapeake (Non-GAAP) as reported	$63	887	$0.07	$0.07
Common stock equivalent of our convertible senior notes outstanding:
5.5% convertible senior notes	$36	146	$0.25	$0.10
Common stock equivalent of our preferred stock outstanding:
5.75% cumulative convertible preferred stock	$12	34	$0.35	$0.10
5.75% cumulative convertible preferred stock (series A)	$7	18	$0.39	$0.11
5.00% cumulative convertible preferred stock (series 2005B)	$2	5	$0.40	$0.11
4.50% cumulative convertible preferred stock	$3	6	$0.50	$0.11
Participating Securities	$1	1	$1.00	$0.11

2.
We note you have included an adjustment for “income tax benefit” in your reconciliation of adjusted net income (loss) for the three months and year ended December 31, 2016. Explain both the nature of this adjustment and how you have provided for the income tax effects of each of the other non-GAAP adjustments. Refer to Question 102.11 of the Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures.

Securities and Exchange Commission

Response:

Question 102.11 of the Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures requires a registrant to calculate and present income tax effects related to adjustments to a performance measure by including current and deferred income tax expense commensurate with the non-GAAP measure of profitability. Accordingly, we removed the entire income tax benefit recorded in the Net Income (Loss) Available to Common Stockholders in determining Adjusted Net Income (Loss) available to Common Stockholders because it prevents Adjusted Net Income (Loss) available to Common Stockholders from being a meaningful measure of profitability that allows for comparability to other periods.

The $190 million of income tax benefit reflected in the income statement is composed of two components. The first component is $159 million of income tax benefit that is a presentational gross-up offset by $159 million of income tax expense recorded in Other Comprehensive Income and Additional Paid in Capital due to the intraperiod allocation rules of ASC 740-20-45-7. We determined that this amount does not provide a true measure of profitability because only Net Income (Loss) available to Common Stockholders is considered in the reconciliation and other components of the financial statements (including the offsetting $159 million income tax expense recorded in other items in the financial statements) are excluded. The second component of income tax benefit reflected in the income statement is $31 million of income tax benefit attributable to valuation allowances released in the fourth quarter of 2016. The allowances were released due to legislative changes and were not related to the company’s performance in 2016.

Therefore, we removed the entire $190 million of income tax benefit as neither component is commensurate with the non-GAAP measure of profitability. Further, we did not reflect income tax effects for the adjustments to Net Loss Available to Common Stockholders to arrive at Adjusted Net Income (Loss) available to Common Stockholders as the tax impact of these amounts would be fully offset by changes in our valuation allowance. We undertake in our future press releases to provide additional clarity with respect to this circumstance. Please see our revised presentation in our press release dated May 4, 2017.

* * * * *

Should any member of the Staff have a question regarding our response to the comment set forth above, or need additional information, please do not hesitate to call J. David Hershberger, our Corporate Counsel, at (405) 935-3878 or me at (405) 935-6125.

Securities and Exchange Commission

Very truly yours,

/s/ Domenic J. Dell'Osso, Jr.
Domenic J. Dell'Osso, Jr.
Executive Vice President and Chief Financial Officer

cc:	Securities and Exchange Commission
Jeannette Wong, Staff Accountant
Shannon Buskirk, Staff Accountant
Clinton W. Rancher, Baker Botts L.L.P.